UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FURNITURE BRANDS INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	43-0337683
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

1 N. Brentwood, St. Louis, Missouri	63105
(Address of principal executive offices)	(zip code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Preferred Stock Purchase Rights	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
On February 26, 2010, Furniture Brands International, Inc. (the “Company”) entered into an Amended and Restated Stockholders Rights Agreement (the “Amended and Restated Rights Agreement”), which amends and restates the Company’s Stockholders Rights Agreement dated August 3, 2009 (the “Original Rights Agreement”).
The Amended and Restated Rights Agreement amends the Original Rights Agreement as follows:
(i)	extends the final expiration date of the rights to July 30, 2012;

(ii)	adds a provision that the Board of Directors will amend the Amended and Restated Rights Agreement to remove provisions intended to protect the Company’s net operating losses if Section 382 of the Internal Revenue Code is repealed or if the Board of Directors determines that the Company’s net operating losses can no longer be carried forward to offset future tax liability;

(iii)	increases from 15% to 20% the maximum beneficial ownership amount that certain “exempt persons” (persons permitted to acquire beneficial ownership of the Company’s outstanding shares of common stock above the 4.75% rights exercisability trigger), or persons that acquire shares of the Company’s common stock in “exempt transactions” (transactions pursuant to which persons may acquire beneficial ownership above the 4.75% rights exercisability trigger), may acquire of the Company’s outstanding common stock without triggering the exercisability rights;

(iv)	adds a provision that requires stockholder ratification of any amendment that extends the expiration date of the Amended and Restated Rights Agreement;

(v)	adds a qualified offer provision; and

(vi)	prohibits the Board of Directors from supplementing or amending the provisions of the Amended and Restated Rights Agreement that relate to a qualified offer without stockholder approval.
The qualified offer provision provides that between 90 and 120 days after the commencement of a Qualified Offer (as defined below), the holders of 10% or more of the Company’s common stock then outstanding (excluding common stock beneficially owned by the person making the Qualified Offer and such person’s affiliates and associates) may, by notice, require the Company to call a special meeting of the stockholders to vote on a resolution authorizing the redemption of all, but not less than all, of the then outstanding Rights (as defined in the Amended and Restated Rights Agreement) at the redemption price. The Rights will be automatically redeemed if the special meeting is not held within 90 days of receipt of such notice or if such meeting is held and the holders of a majority of the outstanding common stock (excluding common stock beneficially owned by the person making the Qualified Offer and such person’s affiliates and associates) vote in favor of the redemption of the Rights, in each case as long as at such time no person has become an Acquiring Person (as defined in the Amended and Restated Rights Agreement) and as long as the Qualified Offer continues to be a Qualified Offer prior to the last day of the period in which the special meeting of the stockholders must be held.
A Qualified Offer is an offer that among other things is determined by a majority of the independent directors of the Company to be a fully-financed offer for all outstanding shares of common stock at a per share offer price that exceeds the greater of (i) a reasonable premium above the highest reported market price of the Company’s common stock during the immediately preceding 24 months and (ii) a reasonable premium above the average of the closing price of the Company’s common stock for the 10 trading days immediately preceding the offer; and the offer must be at a per share offer price as to which a nationally recognized investment banking firm retained by the Board has not rendered an opinion to the Board that such price is either unfair or inadequate. In addition, a Qualified Offer is an offer that is only conditioned upon a minimum of at least two-thirds of the outstanding shares of common stock not held by the offeror (and its affiliated and associated persons) being tendered and not withdrawn, with a commitment to acquire all shares of common stock not tendered for the same consideration. If the Qualified Offer includes non-cash consideration, then among other things such consideration must consist solely of freely-tradeable common stock of a publicly traded U.S. company, and the Board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate. A Qualified Offer must also remain open for at least 120 business days following commencement.
The Company described the material terms of the Original Rights Agreement in Item 1 of its Registration Statement on Form 8-A, dated August 4, 2009, and incorporates that description herein by this reference, appropriately modified as set forth above. The foregoing is only a summary of certain terms and conditions of the Amended and Restated Rights Agreement and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which is filed as Exhibit 1 to this Registration Statement on Form 8-A/A and is incorporated herein by reference.
Item 2. Exhibits.
See exhibit index.
SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Furniture Brands International, Inc.
By:	/s/ Steven G. Rolls
	Name:	Steven G. Rolls
	Title:	Chief Financial Officer

Dated March 1, 2010

EXHIBIT INDEX

Exhibit No.	Description

1	Amended and Restated Stockholders Rights Agreement, dated as of February 26, 2010, between the Company and American Stock Transfer and Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 1, 2010).